modbook inc

Modbook Inc
2017 Crowdfunding Campaign

In-depth: Modbook Marketing Strategy

August 2017

wefunder.com/modbook

modbook inc

Legal Disclaimer

All statements in this presentation, other than those of historical fact, are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of the Company. These risks and uncertainties include, but are not restricted to, the need for adequate financing for future acquisitions and growth efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

modbook inc

Product Mix / Revenue Streams

Apple Mac Base Systems

- Every complete Modbook sold is a sold Apple MacBook Pro
- Lowest gross profit margins

	MSRP
Apple 15" rMBP 2.2 Iris Pro	$ 1,999
Apple 15" rMBP 2.8 Iris Pro	$ 2,299
Apple 15" rMBP 2.6 RP 555	$ 2,399
Apple 15" rMBP 3.1 RP 555	$ 2,699
Apple 15" rMBP 2.9 RP 560	$ 2,799
Apple 15" rMBP 3.1 RP 560	$ 2,999

Modbook Kits & Upgrades

- Kits also available as full-service upgrades for MacBook owners
- Highest gross profit margins

	MSRP
Modbook Pro X Conversion Kit	$ 2,499
Pro X 512GB PCIe Flash SSD	$ 549
Pro X 1TB PCIe Flash SSD	$ 1,049
Pro X 2TB PCIe Flash SSD	$ 2,149
Pro X Custom Engraving	$ 129
Pro X Custom Color	$ 249

Modbook Accessories

- Some product manufacturing outsourced => lower margins
- Medium gross profit margins

	MSRP
Pro X Keybard Stand	$ 499
Pro X Executive Case	$ 199
Pro X Cover Stand	$ 229
Pro X VESA Mount	$ 149
Pro X TopBezel (custom color)	$ 189
Touchpad Remote Control	$ 79

Products, product features, and product pricing are subject to change without notice.

modbook inc

Modbook Key Distribution Channels

Modbook Online

driven by B-to-C sales team

- Integrated website, webstore, CRM, customer support — providing sales team Single Customer View
- Enables and powers Inbound Content Marketing mapped to Buyer's Journey
- Projected: ~55% of sales (1st year post funding and onward)

Online Marketplaces

driven by B-to-C sales team

- Build out eBay and Amazon; add Google Shopping, Newegg, Overstock, and buy.com
- Increase market footprint, tap into marketplace incentives and payment options, free advertising
- Projected: ~9% of sales (1st year post funding and onward)

Modbook Consultants Network

driven by B-to-B sales team

- Leverage existing Apple Certified Consultants Network (3,000+ in US) as retail sales multipliers
- Projected: ~21% of sales (1st year post funding and onward)

Large Accounts

driven by B-to-B sales team

- Drive large account (high) unit sales & single/low unit sales from high-profile/influencer accounts
- Projected: ~15% of sales (1st year post funding and onward)

modbook inc

Inbound Content Marketing **Mapped To** Buyer's Journey

Buyer's Journey

Awareness

Consideration

Decision

Purchase


Visitors
Prospects
Leads
Warm Leads
Customers

Promotional Mix

Paid Media

Earned Media

Sales Initiatives

Content Marketing

Event Marketing

Personal Sales

Direct Marketing

Sales Promotions

Sales Programs

modbook inc

Inbound Content Marketing Methodology



Content
Catch
Captivate
Close

- Proven to be currently the most effective marketing method for doing business online:

Content:	Create targeted, relevant, quality content
Catch:	Distribute content hooks far & wide to attract visits Serve targeted landing pages to reel-in visitors
Captivate:	Valuable content fosters trust, return visits Individualized, mapped content nurtures visitors
Close:	Marketing automation optimizes sales team efforts Sales programs, & promotions increase closing rate

- (1) Attract visitors within Modbook target market
  (2) Assist in converting visitors to leads and customers
  (3) Discover qualified, ranked leads

modbook inc

Standard Industry Methodology For Lead Discovery



	Visits	Dwell time	Visitor paths
Visitors	1	less than 15 seconds per visit	landing pages
Prospects	< 3	15 to 59 seconds per visit or less than 3 min in aggregate	landing pages & less than 3 content pages
Leads	3+	more than 60 seconds per visit or more than 3 min in aggregate	landing pages & more than 3 content pages

- Black & white prospect and lead discovery based on simple web statistics
- Lowest cost approach; can be powered by Google Analytics and many other free and paid services
- Little to no qualifying meta data generation results in high-volume / low-quality Lead pools
- Little to no support for effective Marketing Automation due to limited meta data availability

Displaying benchmarks based on standard target market metrics and historic statistics

modbook inc

Marketing Automation: Lead Education & Discovery


Visitors
Leads
... Visits Visitor paths Mapped content Dwell time ...
Educate & Nurture
proprietary algorithms
HubSpot
Leads
B-to-C Sales Team

- Inbound content mktg. mapped to buyer's journey generates rich meta data profile per visitor
- Allows for automation of individualized (smart) visitor education and nurturing
- Qualifies & dynamically rates Leads with individual "hotness" scores, and sorts and prioritizes them into sales funnels with rich actionable intelligence for optimized sales followup

modbook inc

Marketing Automation: Lead Education & Discovery


Visitors
Leads
Customers
... Visits Visitor paths Mapped content Dwell time ...
Educate & Nurture
proprietary algorithms
HubSpot
Leads
Nurture & Close
B-C Team
modbook

modbook inc

Marketing Automation => Sales Force Optimization

- Marketing automation enables to:

plan & build-out sales teams | project & manage sales targets | fill sales funnels with *qualified* leads

	Year 1	Year 2	Year 2
Visitors	151,400	252,600	472,000
Visitor to Lead Conversion	*1%*	*1%*	*1%*
Leads	1,484	2,577	4,673
Lead to Customer (= Sales) Conversion	*64%*	*56%*	*49%*
Customers (Projected Modbook B-to-C Sales)	951	1,446	2,311

Modbook B-to-C Sales Team			
Percent of total unit sales	95%	60%	60%
Head count	4	6	10
Unit sales / head / week (@ 50 wks / year)	5	5	5
Time spent nurturing & closing / lead (hours)	5.0	4.4	4.2

Forecasts based on conservative (bottom-half) percentiles of historic target market statistics

modbook inc

Modbook Promotional Mix For Inbound Content Marketing

Content — Catch attention

- Product News (Intros, Updates, Upgrades)
- Social Media, Public Relations & Review Unit Program
- Modbook Gizmo & CoOpt Limited Edition Builds
- Contests, GiveAways, Consumer & Trade shows & events, Paid Media

Content — Captivate audience

- Useful (Did you know … / Tips'n Tricks / …)
- Educational (How to … / Works with … / …)
- Entertaining (Contests / GiveAways / User Creations / …)
- Product Information (Learn More / Features / Benefits / Specs / …)

Content — Close sales

- Personal Sales (Live chat & talk / Showroom / Webinars / Demo units / …)
- Product Evaluation (Testimonials / Case Studies / Reviews / …)
- Company Evaluation (Support / Helpdesk / Knowledge Base / …)
- Sales Promotions (Discounts / Buy&Try / Lease / Lay-Away / Trade-in / …)

modbook inc

For additional information, or to make an investment

Visit our offering page here: wefunder.com/modbook

modbook inc

Thank You.